December 20, 2022

Correspondence Filing via EDGAR

United States Security and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C. 20549-5546

Attn: Patrick Kuhn and Doug Jones

Re:	Cass Information Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 000-20827

Dear Mr. Kuhn and Mr. Jones:

Cass Information Systems, Inc. (the “Company” or “our”) has received your letter dated December 9, 2022 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission of our Form 10-K for the fiscal year ended December 31, 2021. The Company understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff. For your convenience, the comment from your December 9, 2022 letter is repeated herein, and our response is set forth immediately below such comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 32

In regard to your net cash flows provided by operating activities for the years presented, you disclose net income plus depreciation and amortization accounts for most of the operating cash provided. However, it is not clear how the sum of these amounts for each year correlate to the reported amounts of operating cash flows for the like year and changes therein from period to period. For example, the indicated sum, using amounts reported in the operating activities of the statement of cash flows, for 2021 and 2020 appears to be $41,104(000) and $36,445(000), respectively, while reported operating cash flows for 2021 and 2020 are $34,547(000) and $47,781(000), respectively. Your analysis should discuss factors that affected the reported amount of operating cash flow from period to period and the reasons underlying these factors. Note that references to results and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure to discuss the material factors that impacted operating cash flow from period to period.

Response

The Company acknowledges the Staff’s comment and agrees to provide revised disclosures in future filings concerning the Company’s net cash flows provided by operating activities. An example of such disclosure comparing the years ended December 31, 2021 and 2020 is as follows:

The Company generated net cash provided by operating activities of $34.5 million and $47.8 million for the years ended December 31, 2021 and 2020, respectively, a decrease of $13.2 million.

Net income plus amortization of intangible assets, net amortization of premium/discount on investment securities and depreciation of premises and equipment was $41.1 million and $36.4 million for the years ended December 31, 2021 and 2020, respectively, an increase of $4.7 million. The increase was largely due to the increase in net income of $3.4 million in addition to an increase in net amortization of premium/discount on investment securities of $1.4 million primarily resulting from the purchase of $494.2 million of securities available-for-sale in 2021, typically at a premium given the prevailing low interest rate environment.

Other factors impacting the $13.2 million decrease in net cash provided by operating activities include:

•

An increase in the change in the pension liability of $6.2 million primarily due to the investment performance of the pension assets and changes in other actuarial assumptions, including the discount rate;

•

A change in other operating activities, net, of $10.1 million primarily due to a $5.0 million change associated with payroll taxes deferred under the CARES Act in 2020 that were paid in 2021, and the receipt of PPP fees from the SBA in 2020 that were recognized into interest income in 2021 resulting in a $3.6 million change; partially offset by:

•	An increase in stock-based compensation expense of $592,000 due to an increase in the fair value of restricted stock grants to personnel and improved company performance; and

•	A change in the (release of) provision for credit losses of $940,000 due to improved credit quality.

On an overall basis, despite the $13.2 million decrease in net cash provided by operating activities, the Company generated a higher level of cash from operating activities in 2021 due to improved revenue and profitability, partially offset by an increase in the negative impact of noncash items. The improved revenue and profitability for 2021 is in large part due to a 38.9% increase in dollars processed in transportation due to supply chain disruptions, fuel surcharges, and scarcity of carrier supply experienced throughout the market generally in 2021, among other factors.

If you have any questions or desire further information regarding the Company’s responses, please contact me by telephone at (314) 506-5630 or email at mnormile@cassinfo.com.

Sincerely,

/s/ Michael J. Normile
Michael J. Normile
Executive Vice President and Chief Financial Officer